Exhibit 5.1

May 26, 2017

Allergan Funding SCS

46A, avenue J.F. Kennedy

L-1855 Luxembourg,

Grand Duchy of Luxembourg

Ladies and Gentlemen:

We have acted as special United States counsel to Allergan plc (formerly known as Actavis plc), a public limited company incorporated under the laws of the Republic of Ireland (“Allergan plc”), and its subsidiary, Allergan Funding SCS (formerly known as Actavis Funding SCS), a limited partnership (société en accomandite simple) organized under the laws of the Grand Duchy of Luxembourg (the “Company”), in connection with the offering pursuant to a registration statement on Form S-3 (No. 333-202168) (the “Registration Statement”) of Allergan plc, the Company and the guarantors listed on Schedule I hereto (the “Guarantors”) and the prospectus dated February 19, 2015, as supplemented by the prospectus supplement dated May 23, 2017 (the “Prospectus”) of €750,000,000 aggregate principal amount of the Company’s 0.500% notes due 2021, €700,000,000 aggregate principal amount of the Company’s 1.250% notes due 2024, €550,000,000 aggregate principal amount of the Company’s 2.125% notes due 2029 and €700,000,000 aggregate principal amount of the Company’s floating rate notes due 2019 (the “Securities”). The Securities were issued under an indenture dated as of March 12, 2015 (the “Base Indenture”) among the Company, the Guarantors, as guarantors, and Wells Fargo Bank, National Association, as trustee (the “Trustee”), as amended by the first supplemental indenture, dated as of March 12, 2015 (the “First Supplemental Indenture”) among the Company, the Guarantors and the Trustee, the second supplemental indenture, dated as of May 7, 2015 (the “Second Supplemental Indenture”) among the Company, the Guarantors and the Trustee and the third supplemental indenture, dated as of May 26, 2017 (the “Third Supplemental Indenture” and, together with the Base Indenture, the First Supplemental Indenture and the Second Supplemental Indenture, the “Indenture”) among the Company, the Guarantors and the Trustee. The Indenture includes the guarantees of the Securities by the Guarantors (the “Guarantees”).

Cleary Gottlieb Steen & Hamilton LLP or an affiliated entity has an office in each of the cities listed above.

Allergan Funding SCS, p. 2

In arriving at the opinions expressed below, we have reviewed the following documents:

(a) the Registration Statement and the documents incorporated by reference therein;

(b) the Prospectus and the documents incorporated by reference therein;

(c) an executed copy of the Underwriting Agreement dated May 23, 2017 among the Company, the Guarantors and the several underwriters named in Schedule 1 thereto;

(d) an executed copy of the Indenture; and

(e) facsimile copies of the Securities in global form as executed by the Company and authenticated by the Trustee.

In addition, we have reviewed the originals or copies certified or otherwise identified to our satisfaction of all such other documents, and we have made such investigations of law, as we have deemed appropriate as a basis for the opinions expressed below.

In rendering the opinions expressed below, we have assumed the authenticity of all documents submitted to us as originals and the conformity to the originals of all documents submitted to us as copies. In addition, we have assumed and have not verified the accuracy as to factual matters of each document we have reviewed.

Based on the foregoing, and subject to the further assumptions and qualifications set forth below, it is our opinion that:

1. The Securities have been validly issued by the Company and are the valid, binding and enforceable obligations of the Company, entitled to the benefits of the Indenture.

2. The Guarantees are the valid, binding and enforceable obligations of the respective Guarantors, entitled to the benefits of the Indenture.

Insofar as the foregoing opinions relate to the validity, binding effect or enforceability of any agreement or obligation of the Company or any Guarantor (a) we have assumed that the Company or such Guarantor and each other party to such agreement or obligation has satisfied those legal and organizational requirements that are applicable to it to the extent necessary to make such agreement or obligation enforceable against it (except that no such assumption is made as to the Company or such Guarantor regarding matters of the federal law of the United States of America or the law of the State of New York that in our experience normally would be applicable to general business entities with respect to such agreement or obligation), (b) such opinions are subject to applicable bankruptcy, insolvency and similar laws affecting creditors’ rights generally and to general principles of equity and (c) such opinions are subject to the effect of judicial application of foreign laws or foreign governmental actions affecting creditors’ rights.

Allergan Funding SCS, p. 3

We note that waivers of defenses contained in the Guarantees may be ineffective to the extent that any such defense involve a matter of public policy in New York.

We note that the designation in Section 14.17 of the Base Indenture of the U.S. federal courts sitting in the Borough of Manhattan in the City of New York as the venue for actions or proceedings relating to the Indenture, the Securities or the Guarantees is (notwithstanding the waiver in Section 14.17 of the Base Indenture) subject to the power of such courts to transfer actions pursuant to 28 U.S.C. §1404(a) or to dismiss such actions or proceedings on the grounds that such a federal court is an inconvenient forum for such an action or proceeding.

We note that by statute New York provides that a judgment or decree rendered in a currency other than the currency of the United States shall be converted into U.S. dollars at the rate of exchange prevailing on the date of entry of the judgment or decree. There is no corresponding federal statute and no controlling Federal court decision on this issue.

Accordingly, we express no opinion as to whether a Federal court would award a judgment in a currency other than U.S. dollars or, if it did so, whether it would order conversion of the judgment into U.S. dollars. In addition, to the extent that any Securities or applicable agreement governing those Securities includes a provision relating to indemnification against any loss in obtaining currency due from a court judgment in another currency, we express no opinion as to the enforceability of such provision.

The foregoing opinions are limited to the federal law of the United States of America and the law of the State of New York.

We hereby consent to the use of our name in the Prospectus under the heading “Legal Matters,” and to the filing of this opinion as Exhibit 5.1 to Allergan plc and Warner Chilcott Limited’s Current Report on Form 8-K dated May 26, 2017. In giving such consent, we do not thereby admit that we are within the category of persons whose consent is required under Section 7 of the Securities Act or the rules and regulations of the Commission thereunder. The opinions expressed herein are rendered on and as of the date hereof, and we assume no obligation to advise you or any other person, or to make any investigations, as to any legal developments or factual matters arising subsequent to the date hereof that might affect the opinions expressed herein.

Very truly yours,
CLEARY GOTTLIEB STEEN & HAMILTON LLP

By	/s/ Jeffrey D. Karpf
Jeffrey D. Karpf, a Partner

Schedule I

Guarantor	State or other jurisdiction of incorporation or organization

Allergan Capital S. à r.l. (formerly known as Actavis Capital S. à r.l.)	Grand Duchy of Luxembourg

Warner Chilcott Limited	Bermuda

Allergan Finance, LLC (formerly known as Allergan, Inc.)	Nevada

Cleary Gottlieb Steen & Hamilton LLP or an affiliated entity has an office in each of the cities listed above.